June 11, 2014

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jennifer Gowetski, Esq., Senior Counsel

Re: Elbit Imaging Ltd.
Registration Statement on Form F-1
Filed March 12, 2014
File No. 333-194519

Dear Ms. Gowetski:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 27, 2014, regarding the Registration Statement on Form F-1 (file number 333-194519), filed with the Commission on March 12, 2014 by Elbit Imaging Ltd. (the “Company” or “we”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Selling Shareholders, page 37-38

1.
We note your disclosure on page 37 that any selling shareholders who are affiliates of a broker-dealer and any participating broker-dealers are deemed to be underwriters. Please revise your disclosure to specifically identify any selling shareholders that are broker-dealers or affiliates of a broker-dealer or advise.

Response
Based on information we have received from the selling shareholders, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer, except that Bank Hapoalim B.M. is the ultimate parent of Hapoalim Securities USA Inc., a broker-dealer. Bank Hapoalim received the shares in consideration for its agreement to amend a loan agreement with the Company and in the ordinary course of its banking business.  At the time of its acquisition of the shares, Bank Hapoalim did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.  As a result, Bank Hapoalim has informed us that it does not believe that it should be deemed an underwriter.

Elbit Imaging Ltd.
5  Kinneret St., BSR Tower 3, Bnei Berak, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

2.	Please revise your disclosure on page 38 to identify the natural persons who have voting and dispositive authority over the ordinary shares offered for resale by each of the selling shareholders.

Response

We have revised the disclosure in accordance with information received from the selling shareholders.

Incorporation of Certain Information By Reference, page 40

3.
We note that you have not filed an annual report for your most recently completed fiscal year. Accordingly, you appear to be currently ineligible to incorporate by reference. Refer to General Instruction VI.C of Form F-1. Please revise or advise.

Response
The Company filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2013 with the SEC on April 30, 2014. Consequentially, under General Instruction VI.C of Form F-1, the Company is currently eligible to incorporate by reference.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

Cc:    Coy Garisson - Securities and Exchange Commission